Exhibit 99.1

Company announcement – No. 14 / 2022

Zealand Pharma launches long-term incentive program for Zealand’s Board of Directors for 2022

Copenhagen, DK and Boston, MA, US., April 20, 2022 – Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces a share-based long-term incentive program for Zealand’s Board of Directors in accordance with Zealand's Remuneration Policy as adopted at the annual general meeting held on April 6, 2022. Accordingly, Zealand has granted a total of 40,500 restricted stock units ("RSUs") to the Board of Directors.

To the extent that the Board member holds any additional role as member of Zealand's Audit Committee, Remuneration Committee and/or Scientific Committee, the Board member has received an additional grant of RSUs in accordance with the Remuneration Policy. Such grants are included in the above-mentioned total number.

The 2022 RSU grants to the Board of Directors vest on the date of Zealand's annual general meeting 2023. For each member of the Board, there is an upper limit of 8,000 RSUs (with an absolute value cap of DKK 2.4 million) for the grant. Each vested RSU entitles the holder to receive one share in Zealand at no cost and subject to certain conditions that include the holder's continued membership of the Board (or Board Committee where relevant).

Each member of the Board is subject to a holding requirement to be met within a period of 5 years. The members of the Board of Directors are also subject to a holding requirement to be met within a period of 5 years if they continue to be members of the Board. This is to align interests of the Board and the shareholders. The holding requirement for the members in question amounts to DKK 300,000.

The grant of RSUs for the members of the Board under this program will have an estimated fair market value of DKK 3.55 million, based on each RSU having a fair value of DKK 91.05. The value of the RSUs is determined as the closing price of the Company's share on Nasdaq Copenhagen A/S the day prior to the grant.

# # #

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In the US Zealand markets V-Go®, a basal-bolus insulin delivery option for people with diabetes, and Zegalogue®, (dasiglucagon), the first and only glucagon analogue for the treatment severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development.

Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit http://www.zealandpharma.com.

Forward-Looking Statement

The above information contains forward-looking statements that provide Zealand Pharma’s expectations or forecasts of future events. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this release and are based on information available to Zealand Pharma as of the date of this release.

For further information, please contact:

Zealand Pharma Investor Relations
Maeve Conneighton
Argot Partners
investors@zealandpharma.com

Zealand Pharma Media Relations
David Rosen
Argot Partners
media@zealandpharma.com